Exhibit 99.(a)(1)(D)

SUMMARY OF TERMS

The following are answers to some of the questions that you may have about NVIDIA Corporation’s offer to purchase from eligible employees of NVIDIA Corporation and its subsidiaries certain outstanding option grants, whether or not vested, granted under its equity incentive plans or assumed in connection with a business acquisition (the “Offer”), on the terms described in this document. We urge you to carefully read the remainder of this document and the accompanying documents because the information in this summary is not complete. We have included references to the relevant sections of this document where you can find a more complete description of the topics in this summary.

Questions Related to How the Option Repurchase Works

Q1:	What is the Offer?

We are offering to purchase any and all Eligible Options (as described in Q5 below) you hold for a cash payment for each option share. The amount before applicable tax withholdings that we are offering to pay for the cancellation of each option share under the Offer (the “Per Option Amount”) is:

•	$3.00 for Eligible Options with exercise prices less than $28.00 per share (but not less than $17.50 per share); and

•	$2.00 for Eligible Options with exercise prices of $28.00 per share or higher.

Participation in the Offer is voluntary. If you wish to participate in the Offer, you must:

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submit your election to tender Eligible Options through our secured offer website (the “Offer Website”) at https://nvidia.equitybenefits.com/ or, if necessary, by the paper-based method described in Q20;

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properly complete your election in the manner described in the prior bullet, during the period beginning on February 11, 2009 and ending at midnight, Pacific Time, on March 11, 2009 (i.e., the end of the day on March 11, 2009), or a later date if the Offer period is extended (the latest such date and time, the “Offer Termination Date”); and

•	qualify as an “Eligible Participant” (as described in Q3), which generally means you are employed by us continuously throughout the period described in the prior bullet.

Q2:	Why is NVIDIA making the Offer?

NVIDIA uses equity to promote employee retention and provide an incentive vehicle valued by employees that is also aligned to shareholder interest. However, our stock price has declined significantly over the past year, and all of your Eligible Options are “out-of-the-money” (i.e., have exercise prices above our current stock price). We are providing you with the opportunity to obtain a cash payment for certain grants that are “out-of-the-money”. Whether or not you choose to participate in the Offer is your decision. You are free to not participate in the Offer if you so choose.

Q3:	Who can participate in the Offer?

Only Eligible Participants may participate in the Offer. “Eligible Participants” are employees of NVIDIA and its subsidiaries as of February 11, 2009, and who continue to be employees of NVIDIA or its subsidiaries through March 11, 2009, or a later date if the Offer period is extended, that hold Eligible Options. If you are currently on medical, maternity, workers’ compensation, military or other statutorily protected leave of absence or a personal leave of absence, you are also eligible to participate in the Offer.

Q4:	Who is not eligible to participate in the Offer?

Employees who resign or are terminated at any time before the termination of the Offer are not eligible. In addition, none of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934 are eligible to participate in the Offer.

Q5:	What options may be tendered for a cash payment in the Offer?

All vested and unvested outstanding options to purchase shares of our Common Stock that have exercise prices equal to or greater than $17.50 per share are eligible. This includes stock options currently outstanding under our equity incentive plans and assumed in connection with the acquisition of PortalPlayer. However, any outstanding options that have been amended to comply with Internal Revenue Code Section 409A are not Eligible Options.

Q6:	Do I have to tender all of my Eligible Options or can I just tender some of them?

If you hold different Eligible Option grants, you may choose to tender some, all or none of these grants. However, if you choose to tender any particular grant of an Eligible Option, you must tender all option shares subject to that grant. For example, if you have an option grant for 4,500 shares with an exercise price of $25.00 per share, you must tender all 4,500 option shares. You may not tender to NVIDIA 2,500 of the 4,500 option shares (and retain 2,000 option shares). Any stock options you hold that are not Eligible Options, as well as any Eligible Options you choose not to tender, will remain outstanding under their existing terms and conditions.

Q7:	What if my options are unvested?

Both the vested and unvested portion of your Eligible Options may be tendered in the Offer.

Q8:	What amount of consideration will I receive if I tender my Eligible Options?

The amount we will pay you (before applicable tax withholdings) under the Offer is determined upon the Offer Termination Date by summing the total cash value of each Eligible Option (i.e., the Per Option Amount multiplied by the number of option shares) that you have tendered (the “Total Payment”).

For example, if you have an option grant for 2,000 shares with an exercise price of $30.00 per share and an option grant for 1,000 shares with an exercise price of $17.95 per share, and you tender those options under the Offer, you will receive $7,000 (i.e., 1,000 x $3.00 plus 2,000 x $2.00), less applicable tax withholdings.

Your Eligible Options and the Total Payment can be found on the Offer Website at https://nvidia.equitybenefits.com/.

Q9:	If I participate in the Offer, what will happen to the Eligible Options that I tender?

Immediately following the Offer Termination Date, we will cancel all of your Eligible Options that have been properly tendered in exchange for the prompt lump sum cash payment equal to the Total Payment, less applicable tax withholdings. You will no longer have any rights or obligations with respect to any Eligible Options that are cancelled.

Q10:	If I participate in the Offer, how and when will I receive my cash payment?

Promptly following the termination of the Offer and our purchase of the Eligible Options, you will receive a single lump sum cash payment equal to the Total Payment, less applicable tax withholdings and without interest. Payment will be made on or before the first administratively practicable payroll date following the scheduled termination of the Offer (but in no event later than March 25, 2009) (the “Payment Date”).

Q11:	How was the amount of my Total Payment determined?

The Per Option Amount that we will pay under the Offer is based on our valuation of the Eligible Options using the Black-Scholes option pricing model, a widely-used method of valuing stock options. This pricing model takes into consideration numerous factors, including our stock price, the expected stock price volatility of the underlying stock, the exercise price of any Eligible Option, the Company’s risk free interest rate, the expected dividend yield and the expected term of each Eligible Option. You must make your own determination of the value to you of your Eligible Options, and you should consult with your personal advisors if you have questions about your financial or tax situation. For a more detailed explanation of the Black-Scholes option pricing model and other additional information regarding our determination of the Per Option Amount, see the next question and Section 3 of this document.

Q12:	What should I consider before participating in the Offer?

If you participate in the Offer, the Total Payment, less applicable tax withholdings, you receive under the Offer may or may not be more valuable to you than continuing to hold your Eligible Options in the future. This determination depends on a number of factors, including the Eligible Option exercise price, the Eligible Option expiration date, stock price performance and the timing of any fluctuations regarding the trading of our Common Stock. To illustrate this, consider the following hypothetical scenarios:

Assume that you hold an Eligible Option covering 1,000 option shares with an exercise price of $32 per share at a time when our Common Stock is trading at $7 per share.

•

If our stock price were to stay below $32 per share, your Eligible Option would have no cash value to you because it would still be out-of-the-money. Under these circumstances, your Eligible Option would have less cash value than the $2,000 cash payment, before applicable tax withholdings, that you would be eligible to receive by participating in the Offer.

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If our stock price were to rise to $33 per share, your Eligible Option would now be $1 in-the-money, resulting in an aggregate value of $1,000 (i.e., the result obtained by multiplying $1 (representing the excess of the market price of $33 over the exercise price of $32) by 1,000 (the number of option shares in this example)). Under these circumstances, although your Eligible Option would be in-the-money, the $2,000 cash payment, before applicable tax withholdings, that you would be eligible to receive by participating in the Offer would be higher than the amount the Eligible Option was in-the-money.

•

If our stock price were to rise to $37 per share, each option share would be $5 in-the-money, resulting in an aggregate cash value of $5,000 (i.e., the result obtained by multiplying $5 (representing the excess of the market price of $37 over the exercise price of $32) by 1,000 (the number of option shares in this example)). Under these circumstances, the $2,000 cash payment, before applicable tax withholdings, that you would be eligible to receive by participating in the Offer would be less than the amount the Eligible Option was in-the-money.

In evaluating the Offer, you should keep in mind that the future performance of our stock price and the value of your Eligible Option(s) will depend upon, among other factors, the overall economic environment, the performance of the overall stock market and companies in our industry and the performance of our own business. Accordingly, there are risks associated with keeping your Eligible Options and deciding not to participate in the Offer. Participating in the Offer also involves risks, including the risk that our stock price could increase in the future. If our stock price rises above the exercise price of your tendered Eligible Options, those Eligible Options might have been worth more than the Total Payment that you receive in exchange for them. Please also note any payment you receive for tendering your Eligible Options will be reduced by applicable tax withholdings.

For more information about the risks relating to participation in the Offer, see “The Offer—Material Risks of Participating In the Offer” beginning on page 7. We also recommend that you read the discussion about our business contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our most recent Annual Report on Form 10-K, as well as our Quarterly Report on Form 10-Q for the period ended October 26, 2008. See Section 18 of this document.

Q13:	If I am an Eligible Participant located outside of the United States who holds Eligible Options, am I subject to the same terms as described in this Offer?

Yes. Non-U.S. employees should also refer to Appendix A of this document, “Guide to Non-U.S. Issues,” for a discussion of the tax and other consequences of accepting or rejecting the Offer under the law of the country in which you are located. NVIDIA (or one of its subsidiaries, as applicable) will assess its requirements with respect to tax withholdings on the Total Payment, and where appropriate, will withhold and/or report applicable income taxes, social insurance contributions, payroll taxes and other taxes as required. Regardless of withholding, you are responsible for reporting and paying all taxes and social insurance contributions arising from your election to tender Eligible Options in the Offer. Payment will be made in your local currency, using the currency exchange rate in effect on the Offer Termination Date.

Q14:	What if I do not accept the Offer?

If you do not accept the Offer, you will keep your Eligible Options and you will not receive any cash payment. No changes will be made to the terms and conditions of your Eligible Options, and they will remain outstanding.

Q15:	How does the Offer affect my 401(k), ESPP, or other benefits?

The payment you may receive will not be considered part of normal or expected compensation or salary for purposes of calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, overtime, long-service awards, pension or retirement benefits or similar payments, or for purposes of our 401(k) plan, our employee stock purchase plan or any other plans we provide or make available to you. For example, no portion of any payment you receive under the Offer will be contributed to your 401(k) or fund or otherwise affect your ability to make purchases under the 1998 Employee Stock Purchase Plan Offering, as amended.

Q16:	Does my participation in the Offer affect my eligibility to receive future equity award grants?

Your participation will have no impact on either your eligibility to receive future equity grants from NVIDIA or the number of future equity awards you might receive from NVIDIA.

Q17:	Will I have to pay taxes if I tender my Eligible Options in the Offer?

Yes. Any applicable income taxes, social insurance contributions, payroll taxes and other taxes due on the payments you receive under the Offer will be withheld from the amount you receive on the Payment Date and paid to the appropriate taxing authority, to the extent required by law. For U.S. employees, the receipt of payments under the Offer will be treated as ordinary income and NVIDIA will be required to withhold certain taxes. If you are an employee located outside the U.S., the income taxes, social insurance contributions, payroll taxes and other taxes required to be withheld will depend on the jurisdiction. NVIDIA (or one of its subsidiaries, as appropriate) will assess its withholding requirements on the Total Payment (and/or your acceptance of the Offer), and where appropriate, will make withholdings. Regardless of withholding, you are responsible for reporting and paying all taxes and social insurance contributions arising from your election to tender Eligible Options in the Offer.

BEFORE ACCEPTING THE OFFER, WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX AND SOCIAL CONTRIBUTION CONSEQUENCES OF ELECTING TO PARTICIPATE IN THE OFFER UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK, INCLUDING BUT NOT LIMITED TO A DETERMINATION OF WHETHER TAXES IN ADDITION TO THE AMOUNTS WITHHELD FROM YOUR PAYMENTS UNDER THE OFFER, IF ANY, WILL BE DUE AS A RESULT OF ELECTING TO PARTICIPATE IN THE OFFER.

Q18:	Are there conditions to the Offer?

The Offer is subject to a number of conditions, which are described in Section 7 of this document. If any of these conditions exist, we may decide to reject the Eligible Options that you elect to tender, or we may terminate or amend the Offer, or postpone our acceptance of any Eligible Option that you elect to tender. A summary of these conditions is as follows:

•	if we are required by the Securities and Exchange Commission or other regulatory agency to extend the scheduled termination of the Offer beyond midnight, Pacific Time, on March 11, 2009;

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if regulatory or legal actions threaten the validity or existence of, or our ability to complete, the Offer, or materially and adversely affect our business, condition (financial or other), assets, income, operations or prospects or materially impair the benefits we believe we will receive from the Offer;

•	if trading in the U.S. securities markets is suspended;

•	if there is any outbreak or material escalation of foreign or domestic hostilities or other crisis;

•	if a third party commences a merger with or acquisition of NVIDIA; or

•	if we believe that a material adverse change or changes in our business, condition (financial or other), assets, income, operations, prospects or stock ownership has occurred.

Questions About Duration of the Offer

Q19:	When does the Offer expire?

The Offer expires on March 11, 2009, at midnight, Pacific Time (i.e., the end of the day on March 11, 2009), unless we extend it. Although we do not currently intend to do so, we may, in our discretion or as required, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than midnight, Pacific Time, on March 11, 2009. See Sections 1 and 14 of this document.

Questions About How to Elect to Tender Your Eligible Options

Q20:	What do I need to do to tender my Eligible Options under the Offer?

To participate, you may log onto the Offer Website at https://nvidia.equitybenefits.com/ and indicate your election to participate on a grant-by-grant basis. If you are not able to submit your election electronically via the Offer Website as a result of technical failures of the Offer Website, such as the Offer Website being unavailable or the Offer Website not accepting your election, you must complete and sign a paper election form for all of your Eligible Options and fax your election form to (408) 486-2577. To obtain a paper election form, please contact Stock Administration by sending an email to tenderoffer@nvidia.com or by calling (408) 486-2029. Please follow the directions set forth in Section 4 of this document in connection with completing your election form.

We must receive your election before midnight, Pacific Time, on March 11, 2009 (or, if we extend the Offer period, a later date). Elections not made via the Offer Website or received by NVIDIA before midnight on March 11, 2009, even if sent prior to the Offer expiration time, will be disregarded. Accordingly, please allow time for delivery when sending your paper election form(s). If we do not receive your election by the Offer expiration time, you will be deemed to have rejected the Offer.

YOU SHOULD REVIEW THIS DOCUMENT AND ALL OF THE RELATED ATTACHMENTS BEFORE MAKING YOUR ELECTION.

Q21:	Can I change or withdraw my election?

You may change or withdraw your previous election at any time before midnight, Pacific Time, on March 11, 2009 (i.e., the end of the day on March 11, 2009). If we extend the Offer beyond that time, you may change or withdraw all or a part of your previous election at any time until the Offer expires. You may change or withdraw your election more than once before the Offer expires.

To change or withdraw your election to tender your Eligible Options in the Offer, you must go to the Offer Website at https://nvidia.equitybenefits.com/ and change your election to participate. If you are not able to submit your revised election electronically via the Offer Website as a result of technical failures of the Offer Website, such as the Offer Website being unavailable or the Offer Website not accepting your revised election, you must complete and sign a paper change/withdrawal form and fax your withdrawal form to (408) 486-2577. To obtain a paper change/withdrawal form, please contact Stock Administration by sending an email to tenderoffer@nvidia.com or by calling (408) 486-2029.

We must receive your change in election or withdrawal before midnight, Pacific Time, on March 11, 2009 (or, if we extend the Offer period, a later date). Changes or withdrawals not made via the Offer Website or received by NVIDIA before midnight, Pacific Time, on March 11, 2009, even if sent prior to the Offer expiration time, will be disregarded. Accordingly, please allow time for delivery when sending your paper change/withdrawal form(s). If we do not receive your election before the Offer expires, you will be deemed to have rejected the Offer. However, if, after forty (40) business days from the commencement of the Offer, we have not accepted for payment all Eligible Options you elected to tender, you may withdraw any Eligible Options you elected to tender pursuant to the Offer. See Section 5 of this document.

Q22:	Under what circumstances would NVIDIA not accept my Eligible Options?

We may reject any or all elections or tendered options to the extent that we determine they were not properly executed or delivered, to the extent that we determine it is unlawful to accept the Eligible Options elected for purchase and cancellation, or if certain conditions exist that in our reasonable judgment make it inadvisable to proceed with the Offer. See Sections 6 and 7 of this document.

Q23:	Whom should I contact if I have questions about the Offer?

You should direct questions about this Offer, requests for assistance in completing the related documentation and requests for additional copies of this document or related documents from Stock Administration by sending an email to tenderoffer@nvidia.com or by calling (408) 486-2029.